UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12B 25             SEC FILE NUMBER
                                                            33-1381-D
                         NOTIFICATION OF LATE FILING

(Check One):     ( ) Form 10 K  ( ) Form 20 F  ( ) Form 11 K (X) Form 10 Q
                   ( ) Form N SAR

      For Period Ended: June 30, 2000
      ( ) Transition Report on Form 10 K
      ( ) Transition Report on Form 20 F
      ( ) Transition Report on Form 11 K
      ( ) Transition Report on Form 10 Q
      ( ) Transition Report on Form N SAR
      For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I   REGISTRANT INFORMATION


Full Name of Registrant: EuroGas, Inc.
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Former Name if Applicable:
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Address of Principal Executive Office (Street and Number):
              942 East 7145 South, #101A
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City, State and Zip Code: Midvale, Utah 84047
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PART II   RULES 12B 25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b 25(b), the following should be completed. (Check box if appropriate)


[x]  (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]  (b)    The subject annual report, semi annual report, transition report on Form 10 K, Form 20 F, Form 11 K or Form N SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10 Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 []  (c)    The accountant's statement or other exhibit required by Rule
            12b 25(c) has been attached if applicable.


PART III   NARRATIVE

State below in reasonable detail the reasons why Forms 10 K, 20 F, 11 K, 10
Q, N SAR, or the transition report or portion thereof, could not be filed
within the prescribed time period.               (Attach Extra Sheets if Need)
                                                               SEC 1344 (6/94)

During March 2000, the Company's Chief Financial Officer resigned.
Although the Company made arrangements for a new Chief Financial Officer to commence employment in July 2000, for various reasons, the Company remains without a Chief Financial Officer and does not expect to engage a new Chief Financial Officer until September 2000. In addition, the Company's financial records are maintained at various offices throughout the world, including offices in Salt Lake City, Utah, London England, and Vienna, Austria. Due to the absence of a Chief Financial Officer, controller or other full-time employee with responsibility for tracking and reporting all transactions occurring at each of the Company's offices throughout world, despite the diligence of the remaining personnel, the Company was unable to compile and consolidate the various accounting records kept at such locations in a timely manner. For these reasons, the Company has been is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 without unreasonable effort and expense.


 PART IV   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

  Bryan T. Allen                           (801)              532-7840
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       (Name)                           (Area Code)      (Telephone Number)



(2)   Have all other periodic reports required under Section 13 or 15(d)       [X] Yes  [ ] No
      of the Securities Exchange Act of 1934 or Section 30 of the Investment
      Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

(3)   Is it anticipated that any significant change in results of              [X] Yes  [ ] No
      operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?


      If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
      ----------------------------------------------------------------------   [ ] Yes  [X] No



                        EuroGas, Inc.
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          (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 14, 2000                    By: /s/ Karl Arleth
     ----------------                        -----------------------------
                                             Karl Arleth
                                             Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.